SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ProLogis
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $0.01 par value
(Title of Class of Securities)

743410 10 2
(CUSIP Number of Class of Securities Underlying Options)

Walter C. Rakowich
Chief Executive Officer
ProLogis
4545 Airport Way
Denver, Colorado 80239
(303) 567-5000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Schultheis, Esq.	David S. Thomas, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
701 Fifth Avenue, Suite 5100	650 Page Mill Road
Seattle, WA 98104	Palo Alto, CA 94304
(206) 883-2500	(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$5,383,788	$384

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,007,693 shares of the Issuer’s common shares having an aggregate value of $5,383,788 as of June 8, 2010 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Tender Offer Statement on Schedule TO relates to an offer by ProLogis, a Maryland real estate investment trust (“ProLogis” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 2,007,963 shares of the Company’s common shares, whether vested or unvested, that (i) have an exercise price greater than $15.04 per share; (ii) were granted under either the ProLogis 1997 Long-Term Incentive Plan, as amended (the “1997 Plan”) or the ProLogis 2006 Long-Term Incentive Plan, as amended (the “2006 Plan” and together with the 1997 Plan, the “Plans”); and (iii) are held by eligible employees (the “Eligible Options”).
     The Eligible Options may be exchanged for restricted share units (the “RSUs”) or, with respect to certain eligible employees, a cash payment upon the terms and subject to the conditions set forth in:
     (i) the Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash, dated June 10, 2010 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A);
     (ii) the memo to eligible employees from Walt Rakowich, dated June 10, 2010, attached hereto as Exhibit (a)(1)(B);
     (iii) the Election Form, attached hereto as Exhibit (a)(1)(D); and
     (v) the Form of Restricted Share Unit Agreement, attached hereto as Exhibit (a)(1)(G).
     These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of ProLogis as of the commencement of the Exchange Offer who remain employees of ProLogis through the date exchanged Eligible Options are cancelled. Notwithstanding the foregoing, the Company’s named executive officers and the members of the Company’s board of trustees are not eligible employees and may not participate in the Exchange Offer.
     The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     ProLogis is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 4545 Airport Way, Denver, Colorado 80239, and the telephone number at that address is (303) 567-5000. The information set forth in the Offer to Exchange under the caption “The Offer—Information concerning ProLogis” is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Options. The actual number of common shares subject to the RSUs to be issued in the Exchange Offer will depend on the number of common shares subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of RSUs and amount of cash payments; expiration date,” “Acceptance of options for exchange and issuance of RSUs or payment of cash,” and “Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer—Price range of shares underlying the options” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility,” “Number of RSUs and amount of cash payments; expiration date,” “Purposes of the offer,” “Procedures for electing to exchange options,” “Withdrawal rights and change of election,” “Acceptance of options for exchange and issuance of RSUs or payment of cash,” “Conditions of the offer,” “Price range of shares underlying the options,” “Source and amount of consideration; terms of RSUs,” “Status of options acquired by us in the offer; accounting consequences of the offer,” “Legal matters; regulatory approvals,” “Material income tax consequences,” “Extension of offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of trustees and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of trustees and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s Plans and related option agreements attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4), (d)(5) and (d)(6) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers” and “The Offer—Purposes of the offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of options for exchange and issuance of RSUs or payment of cash” and “The Offer—Status of options acquired by us in the offer; accounting consequences of the offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange under the caption “The Offer—Purposes of the offer” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange under the caption “The Offer—Source and amount of consideration; terms of RSUs” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the offer,” is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of trustees and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the Offer to Exchange under the caption “The Offer—Interests of trustees and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.

     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial information” and “The Offer—Additional information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports required to by filed pursuant to the Securities Exchange Act of 1934, as amended, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange under the captions “The Offer—Interests of trustees and executive officers; transactions and arrangements concerning the options” and “The Offer—Legal matters; regulatory approvals” is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash, dated June 10, 2010.

(a)(1)(B)	Memo to Eligible Employees from Walt Rakowich, dated June 10, 2010.

(a)(1)(C)	Screen Shots of the Offer Website.

(a)(1)(D)	Election Form.

(a)(1)(E)	Forms of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Elections.

(a)(1)(F)	Form of Reminder Email.

(a)(1)(G)	Form of Restricted Share Unit Agreement.

(a)(1)(H)	Employee Presentation Announcement, dated June 10, 2010.

(a)(1)(I)	Memo to Eligible Employees from Stock Plan Administration, dated June 10, 2010.

(b)	Not applicable.

(d)(1)	The ProLogis 1997 Long-Term Incentive Plan (as amended and restated effective as of September 26, 2002) (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on February 19, 2003).

(d)(2)	First Amendment of ProLogis 1997 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(3)	The ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on June 2, 2006).

(d)(4)	First Amendment of ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed with the SEC on May 5, 2010).

(d)(5)	Second Amendment of ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(6)	Form of Non Qualified Share Option Award Terms pursuant to the ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K, filed with the SEC on February 26, 2010).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     (a)     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PROLOGIS
/s/ David W. Grawemeyer
David W. Grawemeyer
Managing Director and Deputy General Counsel

Date: June 10, 2010

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash, dated June 10, 2010.

(a)(1)(B)	Memo to Eligible Employees from Walt Rakowich, dated June 10, 2010.

(a)(1)(C)	Screen Shots of the Offer Website.

(a)(1)(D)	Election Form.

(a)(1)(E)	Forms of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Elections.

(a)(1)(F)	Form of Reminder Email.

(a)(1)(G)	Form of Restricted Share Unit Agreement.

(a)(1)(H)	Employee Presentation Announcement, dated June 10, 2010.

(a)(1)(I)	Memo to Eligible Employees from Stock Plan Administration, dated June 10, 2010.

(b)	Not applicable.

(d)(1)	The ProLogis 1997 Long-Term Incentive Plan (as amended and restated effective as of September 26, 2002) (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on February 19, 2003).

(d)(2)	First Amendment of ProLogis 1997 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(3)	The ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on June 2, 2006).

(d)(4)	First Amendment of ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q, filed with the SEC on May 5, 2010).

(d)(5)	Second Amendment of ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on May 19, 2010).

(d)(6)	Form of Non Qualified Share Option Award Terms pursuant to the ProLogis 2006 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K, filed with the SEC on February 26, 2010).

(g)	Not applicable.

(h)	Not applicable.